Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

PARENT

Riverview Bancorp, Inc.

Subsidiaries (a)	Percentage Owned	State of Incorporation

Riverview Community Bank	100%	Federal

Riverview Services, Inc. (b)	100%	Washington

Riverview Trust Company (b)	98%	Washington

(a)	The operation of the Registrant’s wholly owned and majority owned subsidiaries are included in the Registrant’s Financial Statements contained in Item 8 of this for 10-K.

(b)	This corporation is a subsidiary of Riverview Community Bank.